UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 2, 2012

Commission File No.: 333-179140

BIOCANCELL LTD.
(Translation of registrant’s name into English)

Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775, Israel
Tel: 972-2-548-6555

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Following is an English translation of the quarterly report of BioCancell Ltd. for the second quarter of 2012, originally filed in Hebrew with the Israel Securities Authority in Hebrew.

BioCancell  Ltd

Condensed Consolidated Financial
 Interim Statements
 As of June 30, 2012

The information contained in these financial statements constitutes an unofficial translation of the financial statements published by the Company in Hebrew.  The Hebrew version is the binding version.  This translation was prepared for convenience purposes only.

2

Translated from the Hebrew Original

BioCancell Ltd.
Condensed Consolidated Financial Interim Statements
 As of June 30, 2012

 Table of Contents

Page

Condensed Consolidated Interim Financial Statements as of June 30, 2012:

Condensed Consolidated Interim Statements of Financial Position	4

Notes to Condensed Consolidated Interim Financial Statements	5

3

BioCancell Ltd.

Condensed Consolidated Interim Statements of Financial Position  as of

June 30, 2012
(Unaudited)
	Note	NIS thousands

Current assets		-

Total current assets		-

Liabilities

Stockholders' equity		-

Total stockholders' equity		-

Aharon Schwartz	Jonathan Burgin	Or Dolev
Chairman of the Board	Chief Executive Officer	Controller

Approval date of the financial statements: August 30, 2012

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2012

Note 1 - General

A.
The Company was associated and registered in Israel on September 22, 2011 under the Companies Law, 1999 (hereafter – "the Companies Law"), as a private company limited in shares named BioCancell Ltd. (hereafter – "the Company").

The Company is a shell company with no operations, assets or liabilities, which was founded only for the purpose of a reorganization of BioCancell Therapeutics Inc. (hereafter – "BioCancell US") (a company engaged in the development of drugs to treat cancer), which will include a reverse (three-way) merger (hereafter – "the Merger"), as a result of which will be that the stockholders of BioCancell US will receive, in consideration for their shares (in BioCancell US), shares of the Company, which will hold all of the issued capital of BioCancell US.

The Merger does not include any change in the operations of BioCancell US (or in its subsidiary) or in the stockholding percentage of the existing stockholders in BioCancell US.  When the Merger closes, the Company should constitute a mirror image of BioCancell US in all that relates to the Company's operations and the stockholding percentages of its stockholders.

With the execution of the allotment of the Company's shares to the present stockholding public of BioCancell US, against the transfer of their holdings in BioCancell US to the Company, the Company will become a public company, as defined in the Companies Law, and report in accordance with the provisions of Chapter VI of the Securities Law.

Under the terms of the Merger, also exchanged will be additional securities that BioCancell US allotted, as follows: (a) subject to the approval of separate general meetings of the warrant holders (Series 3 and Series 4), Series 3 and Series 4 warrants will be exchanged for warrants of the Company; (b) options in the employee options plans from 2004 and 2007 for compensation to employees, officers and consultants, exercisable for shares of BioCancell US, will be exchanged for the said warrants exercisable for shares of the Company; (c ) subject to receipt of approval from those holding non-marketable warrants that were allotted to private investors in 2010, the said warrants will be exchanged for non-marketable warrants, exercisable for/convertible to the Company's shares; (d) non-marketable warrants that were allotted to private investors in 2008 will be exchanged for non-marketable warrants exercisable for the Company's shares, (e) the convertible loans that BioCancell US received in July 2008 will be converted or repaid, according to their terms, by July 30, 2012,  before the closing of the Merger.  Under the terms of the Merger, the shares of BioCancell US resulting from the conversion of the convertible loans will be replaced by the Company's shares.

On August 9, 2012, all of the conditions for completion of the restructuring were fulfilled and the merger certificate was received from the Secretary of State of Delaware, U.S.,  which is evidence that the Merger was executed in accordance with Delaware Law. On August 14, 2012, the Company completed the Merger and trading commenced in the shares and Series 1 and 2 warrants.  The shares and Series 3 and 4 warrants of BioCancell Therapeutics Inc. were de-listed.

Since the Company purchased the shares from the future Subsidiary and since the Company is unable to be deemed a buyer, the purchase is not deemed a business combination under Amended International Financial Reporting Standard No. 3 (IFRS 3R).  Accordingly, the Company will treat the purchase in a manner similar to a pooling of interests.  The Company prepared pro forma consolidated financial statements for the purpose of their inclusion in the prospectus for the initial public offering of the Company's shares on the Tel Aviv Stock Exchange, which reflects the Merger as though it had always taken place, and essentially reflects the accounting treatment following the occurrence of the merger.  Therefore, the pro forma consolidated financial statements include the pro forma consolidated balance sheets, results of operations and consolidated cash flows of BioCancell US and its subsidiary, which were merged with the new parent company.

5

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2012

Note 1 - General

C.	Reporting entity

(1)
BioCancell Ltd. (hereafter – "the Company") was associated and registered in Israel on September 22, 2011 under the Companies Law, 1999 (hereafter – "the Companies Law"), as a private company limited in shares named BioCancell Ltd. (hereafter – "the Company").  The Company operates in Israel and its official address is 8 Hartom Street, Jerusalem.

(2)
The biotechnology industry, in which the Group operates, is characterized by strong competition, resulting from the risk of frequent technological changes.  Entry into this market requires the investment of considerable resources and continuous development.  The Group's future success is dependent on several factors, including the quality of the product's technology, the product's price, and the creation of an advantage over the competition.

The Group's product is in the development stage. Therefore, there is no certainty regarding the Group’s ability to complete the product’s development, receipt of regulatory permits, and success of its marketing. The continuation of the stages of development and the realization of assets related to the planned activities depend on future events, including the receipt of additional financing and achieving operational profitability in the future. The Group is working to raise the capital needed for continuing its operations, although, as of the Balance Sheet date, there is still significant doubt as to the Company's ability to continue operating as a “going concern”.  As of the approval date of the financial statements, the Group believes that it has sufficient financing to meet its planned operating needs until September 2012.

Note 2 – Presentation basis of financial statements

A.	Declaration of Compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements were prepared in conformity with Regulation 38B of the Securities Regulations (Periodic and Immediate Reports), 1970, based on the assumptions provided in Note 1B above, and do not include all the information required in full annual financial statements.
 .
Note 3 – Share Capital

	Number of ordinary shares
	Authorized	Issued
Number of shares, par value NIS 0.01 each	250,000,000	1

On September 22, 2011, the Company issued one ordinary share, par value NIS 0.01. Immediately after the Reorganization, the issued and outstanding capital is expected to be 39,391,291 ordinary shares, par value NIS 0.01 each.

Note 4 – Subsequent event

On August 14, 2012, the Company completed the Merger and trading commenced in the shares and Series 1 and 2 warrants.  The shares and Series 3 and 4 warrants of BioCancell Therapeutics Inc. were de-listed.

6

BioCancell Ltd.

Condensed Consolidated Financial
 Interim Statements Proforma
 As of June 30, 2012

The information contained in these financial statements constitutes an unofficial translation of the financial statements published by the Company in Hebrew.  The Hebrew version is the binding version.  This translation was prepared for convenience purposes only.

Translated from the Hebrew Original

BioCancell Ltd.
Condensed Consolidated Financial Interim Statements Proforma
 As of June 30, 2012

BioCancell Ltd.

Condensed Consolidated Interim Pro Forma Statements of Financial Position  as of

		June 30, 2012	June 30, 2011	December 31, 2011
		(Unaudited)	(Unaudited)	(Audited)
	Note	NIS thousands	NIS thousands	NIS thousands
Assets
Cash and cash equivalents		1,428	13,195	919
Short-term deposits		-	-	-
Receivables and other current assets		976	749	2,167

Total current assets		2,404	13,944	3,086

Long-term prepaid expenses		51	115	1,019
Assets of employee benefit plans, net		106	230	105
Property and equipment, net		196	273	243
Intangible assets, net		5	17	11

Total long-term assets		358	635	1,378

Total assets		2,762	14,579	4,464

Liabilities
Trade accounts payable		806	352	1,218
Payables and other current liabilities		3,814	3,355	3,827
Short-term employee benefits		297	258	291
Liability for underwriter commissions		8	130	30
Liability for repayment of grant		1,568	1,431	1,529
Convertible notes payable		13,345	-	9,234

Total current liabilities		19,838	5,526	16,129

Convertible notes payable	4	-	10,087	-
Long-term derivatives	4	1,004	4,620	1,958

Total long-term liabilities		1,110	14,707	1,958

Total liabilities		20,948	20,233	18,087

Stockholders' equity (deficit)
Common stock		394	267	267
Additional paid-in capital		79,254	68,233	68,507
Capital reserve for share-based payments		6,432	6,027	6,174
Accumulated deficit		(104,266)	(80,181)	(88,571)

Total stockholders' deficit		(18,186)	(5,654)	(13,623)

Total liabilities and stockholders' equity		2,762	14,579	4,464

Aharon Schwartz	Jonathan Burgin	Or Dolev
Chairman of the Board	Chief Executive Officer	Controller

Approval date of the financial statements: August 30, 2012

The accompanying notes are an integral part of these condensed consolidated interim proforma financial statements.

BioCancell Ltd.

Condensed Consolidated Interim Pro Forma Statements of Operations

		Six-month period ended		Three-month period ended		Year ended
		June 30	June 30	June 30	June 30	December 31
		2012	2011	2012	2011	2011
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Note	NIS thousands

Research and development expenses		9,535	5,698	6,065	3,276	14,083
Less: Chief Scientist and BIRD Foundation grants		(1,208)	(835)	(552)	(597)	(1,498)

Research and development expenses, net		8,327	4,863	5,513	2,679	12,585
General and administrative expenses		3,393	3,782	1,677	1,994	7,444

Operating loss		11,720	8,645	7,190	4,673	20,029

Finance income		(65)	(143)	-	(64)	(320)
Finance expenses		798	798	491	445	1,592
Net change in fair value of financial instruments designated as fair value through profit or loss	4	3,242	(209)	(4,612)	(2,075)	(3,820)

Finance expenses (income), net		(3,975)	446	5,103	(1,694)	(2,548)

Loss for the year attributable to
stockholders of the Company		15,695	9,091	12,293	2,979	17,481

Basic loss per share (in NIS):

Basic and Fully-diluted loss		0.40	0.34	0.31	0.11	0.26

Number of shares used to calculate basic and fully-diluted loss per share (share thousands)		39,391	26,685	39,391	26,685	26,486

The accompanying notes are an integral part of these condensed consolidated interim pro forma financial statements.

BioCancell Ltd.
Condensed Consolidated Interim Pro Forma Statements of Changes in Equity

			Capital
			reserve for
		Additional	stock-	Accumu-	Total
	Common	paid-in	based	lated	equity
	stock	capital	payment	deficit	(deficit)
	NIS thousands
For the six-month period ended
June 30, 2012 (Unaudited)
Balance as of January 1, 2012 (Audited)	267	68,507	6,174	(88,571)	(13,623)
Issuance of shares	126	10,643	-	-	10,769
Stock-based payment	1	104	258	-	363
Loss for the period	-	-	-	(15,695)	(15,695)

Balance as of June 30, 2012 (Unaudited)	394	79,254	6,432	(104,266)	(18,186)

For the three-month period ended
June 30, 2012 (Unaudited)
Balance as of April 1, 2012 (Unaudited)	394	79,254	6,258	(91,973)	(6,067)
Stock-based payment	-	-	174	-	174
Loss for the period	-	-	-	(12,293)	(12,293)

Balance as of June 30, 2012 (Unaudited)	394	79,254	6,432	(104,266)	(18,186)

For the six-month period ended
June 30, 2011 (Unaudited)
Balance as of January 1, 2011 (Audited)	267	67,959	5,315	(71,090)	2,451
Exercise of warrants	-	105	(14)	-	91
Stock-based payment	-	169	726	-	895
Loss for the period	-	-	-	(9,091)	(9,091)

Balance as of June 30, 2011 (Unaudited)	267	68,233	6,027	(80,181)	(5,654)

For the three-month period ended
June 30, 2011 (Unaudited)
Balance as of April 1, 2011 (Unaudited)	267	68,198	5,698	(77,202)	(3,039)
Exercise of warrants	-	35	(9)	-	26
Stock-based payment	-	-	338	-	338
Loss for the period	-	-	-	(2,979)	(2,979)

Balance as of June 30, 2011 (Unaudited)	267	68,233	6,027	(80,181)	(5,654)

For the three-month period ended

For the year ended December 31, 2011 (Audited)
Balance as of January 1, 2011 (Audited)	1,070	67,156	5,315	(71,090)	2,451
Exercise of warrants	9	370	(46)	-	333
Issuance of warrants	2	167	-	-	169
Stock-based payment	-	-	905	-	905
Loss for the year	-	-	-	(17,481)	(17,481)

Balance as of December 31, 2011 (Audited)	1,081	67,693	6,174	(88,571)	(13,623)

The accompanying notes are an integral part of these condensed consolidated interim proforma financial statements.

BioCancell Ltd.
Condensed Consolidated Interim Proforma Statements of Cash Flows

	Six-month period ended		Three-month period ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2012	2011	2012	2011	2011
	NIS thousands
Cash flows generated by operating activities
Loss for the period	(15,695)	(9,091)	(12,293)	(2,979)	(17,481)

Finance costs, net	(3,879)	294	4,964	(1,689)	(2,722)
Depreciation of property and equipment	48	48	24	24	96
Amortization of intangible assets	6	7	3	4	13
Stock-based payment	363	895	174	338	1,074
Change in receivables and other current assets	1,191	47	2,888	(319)	(1,343)
Change in trade accounts payable	(412)	2	38	(172)	868
Change in other payables	(13)	1,725	37	1,234	2,197
Change in employee benefits and provisions	6	(5)	(27)	(57)	153
	968	-	3	-	(932)
Liability for repayment of grant	39	268	83	21	366
Interest paid	(684)	(629)	(352)	(616)	(1,290)
Interest received	51	137	-	135	193
Income tax paid			-	-	-

Net cash outflows generated by operating activities	(10,259)	(6,302)	(4,458)	(4,076)	(18,808)

Cash flows generated by investing activities
Short-term deposits	-	7,075	-	7,075	7,075
Purchase of property and equipment	(1)	(32)	(1)	(13)	(50)
Purchase of intangible assets	-		-	-	-
Proceeds from sale of property and equipment	-		-	-	-

Net cash inflows (outflows) generated by investing activities	(1)	7,043	(1)	7,062	7,025

Cash flows generated by financing activities
Proceeds from exercise of stock options	-	93	-	26	333
Changes in deferred issuance costs	-	-	-	-	-
Proceeds from share issuance	11,143	-	-	-	-
Issuance costs	(374)	-	-	-	-

Net cash inflows generated by financing activities	10,769	91	-	26	333

Increase (decrease) in cash and cash equivalents, net	509	832	(4,459)	3,012	(11,450)

Cash and cash equivalents balance – as of beginning of period	919	12,374	5,887	10,073	12,374
Effect of currency exchange rate on balance of cash and cash equivalents	-	(11)	-	110	(5)

Cash and cash equivalents balance – as of end of period	1,428	13,195	1,428	13,195	919

The accompanying notes form an integral part of these condensed consolidated interim pro forma financial statements.

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Pro Forma Financial Statements as of June 30, 2012

Note 1 - General

A.
The Company was associated and registered in Israel on September 22, 2011 under the Companies Law, 1999 (hereafter – "the Companies Law"), as a private company limited in shares named BioCancell Ltd. (hereafter – "the Company").

The Company is a shell company with no operations, assets or liabilities, which was founded only for the purpose of a reorganization of BioCancell Therapeutics Inc. (hereafter – "BioCancell US") (a company engaged in the development of drugs to treat cancer), which will include a reverse (three-way) merger (hereafter – "the Merger"), as a result of which will be that the stockholders of BioCancell US will receive, in consideration for their shares (in BioCancell US), shares of the Company, which will hold all of the issued capital of BioCancell US.

The Merger does not include any change in the operations of BioCancell US (or in its subsidiary) or in the stockholding percentage of the existing stockholders in BioCancell US.  When the Merger closes, the Company should constitute a mirror image of BioCancell US in all that relates to the Company's operations and the stockholding percentages of its stockholders.

With the execution of the allotment of the Company's shares to the present stockholding public of BioCancell US, against the transfer of their holdings in BioCancell US to the Company, the Company will become a public company, as defined in the Companies Law, and report in accordance with the provisions of Chapter VI of the Securities Law.

Under the terms of the Merger, also exchanged will be additional securities that BioCancell US allotted, as follows: (a) subject to the approval of separate general meetings of the warrant holders (Series 3 and Series 4), Series 3 and Series 4 warrants will be exchanged for warrants of the Company; (b) options in the employee options plans from 2004 and 2007 for compensation to employees, officers and consultants, exercisable for shares of BioCancell US, will be exchanged for the said warrants exercisable for shares of the Company; (c ) subject to receipt of approval from those holding non-marketable warrants that were allotted to private investors in 2010, the said warrants will be exchanged for non-marketable warrants, exercisable for/convertible to the Company's shares; (d) non-marketable warrants that were allotted to private investors in 2008 will be exchanged for non-marketable warrants exercisable for the Company's shares, (e) the convertible loans that BioCancell US received in July 2008 will be converted or repaid, according to their terms, by July 30, 2012,  before the closing of the Merger.  Under the terms of the Merger, the shares of BioCancell US resulting from the conversion of the convertible loans will be replaced by the Company's shares.

On August 9, 2012, all of the conditions for completion of the restructuring were fulfilled and the merger certificate was received from the Secretary of State of Delaware, U.S.,  which is evidence that the Merger was executed in accordance with Delaware Law.   On August 14, 2012, the Company completed the Merger and trading commenced in the shares and Series 1 and 2 warrants.  The shares and Series 3 and 4 warrants of BioCancell Therapeutics Inc. were de-listed.

Since the Company purchased the shares from the future Subsidiary and since the Company is unable to be deemed a buyer, the purchase is not deemed a business combination under Amended International Financial Reporting Standard No. 3 (IFRS 3R).  Accordingly, the Company will treat the purchase in a manner similar to a pooling of interests.  The Company prepared pro forma consolidated financial statements for the purpose of their inclusion in the prospectus for the initial public offering of the Company's shares on the Tel Aviv Stock Exchange, which reflects the Merger as though it had always taken place, and essentially reflects the accounting treatment following the occurrence of the merger.  Therefore, the pro forma consolidated financial statements include the pro forma consolidated balance sheets, results of operations and consolidated cash flows of BioCancell US and its subsidiary, which were merged with the new parent company.

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Financial Statements in IFRS as of June 30, 2012

Note 1 - General

B.	The assumptions used in preparation of the pro forma financial statements

The pro forma financial statements were prepared in order to reflect the financial position of the Company as of June 30, 2012 and its operating results for the three months and six months ended June 30, 2012.

The pro forma financial statements were prepared under the following assumptions:

(1)
The pro forma financial statements are based on the consolidated financial statements of the Company and the consolidated financial statements of the merged subsidiaries for the period ended June 30, 2012, which were prepared in conformity with international financial reporting standards (IFRS).

(2)
As of the report date, the Company is empty of operations and is continuing the operations of the acquired company.  The financial statements were prepared as though they had always been merged, and essentially reflects the operations of the acquired company.

C.	Reporting entity

(3)
BioCancell Ltd. (hereafter – "the Company") was associated and registered in Israel on September 22, 2011 under the Companies Law, 1999 (hereafter – "the Companies Law"), as a private company limited in shares named BioCancell Ltd. (hereafter – "the Company").  The Company operates in Israel and its official address is 8 Hartum Street, Jerusalem.

The consolidated financial statements of the Company as of June 30, 2012 include those of the Company and its wholly-owned subsidiary.

The Company, through its Subsidiary BioCancell Therapeutics Inc. (hereafter – "the Group") is engaged in research and development of drug-candidates for the treatment of various cancer types, such as superficial bladder cancer, pancreatic cancer and ovarian cancer.  The leading drug developed by the Group has been successfully tested for a number of cancer types in pre-clinical animal studies, compassionate use human trials and a Phase I/IIa clinical trial.  The Group is now performing a Phase IIb clinical trial in pancreatic cancer patients, a Phase IIb clinical trial on bladder cancer patients and a Phase I/IIa clinical trial on ovarian cancer patients.  The Group is also evaluating indications for the possible use of this drug, and others under its development, to treat other types of cancer.

These activities are based on an exclusive license that had been transferred to the Group and the use of various technologies protected by patent or by applications for patent registration.

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Financial Statements in IFRS as of June 30, 2012

(4)
The biotechnology industry, in which the Group operates, is characterized by strong competition, resulting from the risk of frequent technological changes.  Entry into this market requires the investment of considerable resources and continuous development.  The Group's future success is dependent on several factors, including the quality of the product's technology, the product's price, and the creation of an advantage over the competition.

The Group's product is in the development stage. Therefore, there is no certainty regarding the Group’s ability to complete the product’s development, receipt of regulatory permits, and success of its marketing. The continuation of the stages of development and the realization of assets related to the planned activities depend on future events, including the receipt of additional financing and achieving operational profitability in the future. The Group is working to raise the capital needed for continuing its operations, although, as of the Balance Sheet date, there is still significant doubt as to the Company's ability to continue operating as a “going concern”.  As of the approval date of the financial statements, the Group believes that it has sufficient financing to meet its planned operating needs until September 2012. These financial statements do not include any measurement or presentation adjustments to the assets and liabilities that may be required if the Group cannot continue operating as a “going concern”.  It is not possible to estimate the final outcome of these activities at this juncture (see Note 6 – Subsequent Events).

Note 2 – Presentation basis of financial statements

A.	Declaration of Compliance with International Financial Reporting Standards

The condensed consolidated interim pro forma financial statements were prepared in conformity with Regulation 38B of the Securities Regulations (Periodic and Immediate Reports), 1970, based on the assumptions provided in Note 1B above,  and do not include all the information required in full annual financial statements.  They should be read in conjunction with the annual pro forma consolidated financial statements for the year ended December 31, 2011.

The condensed consolidated interim proforma financial statements were approved by the Board of Directors on August 30, 2012.

B.	Use of estimates and judgment

When preparing condensed financial statements in conformity with IFRS, the Group's management is required to use judgment in its assessments, estimates and assumptions that affect the implementation of policies and the amounts of assets and liabilities, revenues and expenses.  Note that the actual expenses could differ from these estimates.

Management's judgment, when implementing the Group's accounting policy and key assumptions used in assessments involving uncertainty, is consistent with those applied in the annual financial statements.

Note 3 – Significant accounting policies

The Group's accounting policies in these condensed consolidated interim financial statements are the accounting policies applied in the annual financial statements.

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Financial Statements Proforma as of June 30, 2012

Note 4 – Convertible notes payable and long-term derivatives

A.
During July 2008, the Company executed a private placement allotting unlisted notes payable convertible into common stock for a four-year period from the date issued, and unlisted warrants exercisable into the Company's stock for a five-year period from their issue date, to 3 offerees, in consideration for $3.65 million.

The offering proceeds were allocated by the Company between the notes payable and the warrants based on the adjusted fair value (see below), with the remainder of the proceeds allocated to shares classified as equity.  According to the provisions of IAS 39, the loss from the transaction may not be recognized since the valuation is also based on indices that are not observable in the market.  Therefore, the Company adjusted the fair value so that the fair value of the instruments issued will not exceed the proceeds.  The difference between the fair value in the valuation and the proceeds is recognized over the life of the liabilities, not immediately.

The notes payable and the warrant derivative were classified as financial liabilities measured at fair value, and are included in the Balance Sheet in liabilities.  Changes in fair value in every period are recognized in the statement of operations, in accordance with the provisions of IAS 39.  The shares that were issued pursuant to the agreements were classified as capital at their fair value.

The valuation was performed by outside independent appraisers with recognized professional capabilities.

The parameters taken into account are as follows:

	June 30, 2012	June 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
Stock price	0.8 NIS	1.853 NIS	1.097 NIS
Expected volatility	45.56%-50.02%	86.53-94.24%	56.08%-60.94%
Conversion price	NIS 1*	$0.716	$0.716

* Change in conversion price – See Note 5 – Significant Events during the Period.

Regarding calculation of volatility, see Note 22(F) to the Company's consolidated financial statements as of December 31, 2011.

During the three-month and six-month periods, expenses of NIS 4,506 thousand and NIS 4,111 thousand were recognized for the change in adjusted fair value of the convertible notes payable and expenses (income) of NIS 106 thousand and NIS (848) thousand were recognized for a change in the adjusted fair value of the warrants, respectively.  The net change was recognized to finance expenses in the Statement of Operations.

Regarding repayment of the notes payable and their conversion subsequent to the Balance Sheet date, see Note 6B.

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Financial Statements Proforma as of June 30, 2012

Note 5 – Significant events during the report period

A.
On January 24, 2012, after obtaining approval from the audit committee, the Board of Directors and a general meeting of its stockholders, the Company executed an exceptional private placement, in accordance with agreements with various investors, of 11,144,400 of its common shares ($0.01 par value each) that were allotted against total consideration of NIS 11,144,400 ($3 million), at a price of NIS 1.00 per share.  Among the investors was Clal Biotechnology Industries Ltd. ("CBI"), which is deemed a joint-controlling stockholder in the Company, for the purpose of approving transactions with interested parties, and since execution of the offering, is deemed the Company's controlling stockholder.

Under the terms of the private placement, 8,199,400 shares of the Company were allotted to the CBI, whereby after the private placement, CBI's stockholding percentage in the issued and paid-up capital of the Company and the voting rights therein rose from 14.37% to 31.64%.  Most of the investors that participated in the private placement were existing stockholders, which had invested in the Company in the past.

The stock price in the private placement led to invoking the adjustment formulas prescribed in the investment agreements from 2008, between the Company and CBI, Tikcro Technologies Ltd. and the Provident Fund of Employees of Hebrew University in Jerusalem Ltd. ("2008 Investors").  Consequently, (1) a total of 1,500 thousand common shares were allotted to 2008 Investors; (2) the exercise price of the warrants received by 2008 Investors was changed from $0.716 per share to NIS 1 per share; and (3) the number of common shares deriving from the conversion of the convertible loans given by 2008 Investors to the Company (to the extent the loans are converted) was increased by 8,400 thousand shares.

B.
In January 2012, the Company allotted options to its chief scientist that are exercisable for 300,000 common shares, $0.01 par value each, which will be listed for stock exchange trading after their exercise.  The exercise price of the options is NIS 1.583 per share, which is the higher of the average stock price at the end of the 22 trading days that preceded the date of the Board of Directors' resolution on the matter and the stock price at the end of the trading day on which the Board of Directors' resolution was passed.  According to the terms of the allotment, the options will vest in 16 equal quarterly installments, at the end of every calendar quarter.  The options will be taxed under Section 102 of the Income Tax Ordinance.

The fair value of the options in accordance with the provisions of IFRS 2 totaled NIS 177 thousand.  Accordingly, the Company recorded consolidated salary expenses in respect of these options in the three-month and six-month periods of NIS 26 thousand and NIS 72 thousand, respectively

The fair value of the options on the grant date was estimated using the Black & Scholes option pricing model.  The parameters used in measuring fair value are as follows:

Stock price (in NIS)	0.96
Exercise price (in NIS)	1.583
Expected volatility (weighted average)	78.8-82.4%
Expected life of options (expected weighted average	5.13-6.86 years
Risk-free interest rate	3.5-3.57%
Expected dividend rate	-

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Financial Statements in IFRS as of June 30, 2012

 Note 5 – Significant events during the report period (cont’d)

C.
On March 6, 2012, the general meeting of the Subsidiary's stockholders approved an increase in the authorized capital stock from 65,000,000 shares to 150,000,000 shares of common stock.  The objective of this increase is to enable the Company to continue to finance its operations until it begins to generate revenues.

D.
In April 2012, the Subsidiary reported that its Board of Directors, further to the approval of its audit committee, approved the Subsidiary's entering into an agreement with Clal Biotechnology Industries Ltd. (CBI), whereby: (a) if and to the extent that Tikcro does not fully convert its convertible loan provided by the Subsidiary in July 2008 into common shares of the Subsidiary, and the loan becomes payable on July 30, 2012, CBI will invest in the Subsidiary the amount of Tikcro’s Loan – up to $2,480,500 – in return for an allotment of shares of common stock of the Subsidiary, at a price of NIS 0.87 per share.  The proceeds will be used solely to repay Tikcro’s Loan;

(b) CBI will convert its own loan to the Subsidiary from July 2008 into shares, provided that the Provident Fund of the Employees of the Hebrew University of Jerusalem commits to do likewise. The loan conversions will take place in accordance with the terms of the loans. The aforementioned transaction is contingent on receipt of several appropriate approvals, including approval by a general meeting of the Subsidiary's stockholders as a transaction in which the controlling stockholder has a personal interest.  Subsequent to the balance sheet date, the commitment was approved by a general meeting of the Subsidiary's stockholders (also see the note on subsequent events).

E.
On May 6, 2012, the Board of Directors of the Company appointed Dr. Aharon Schwartz as Chairman of the Board of Directors, and approved, subject to approval by a general meeting of stockholders, monthly compensation of NIS 30,000 (approximately $7,700) for a 40% position, and to allot him options to purchase 400,000 shares of common stock of the Subsidiary, in accordance with the Subsidiary's 2007 Stock Option Plan, at an exercise price of NIS 0.99 per share (the higher of the average closing price of the Company's shares on the TASE for the 22 trading days prior to the Board resolution, but not less than the closing price of the Company's shares on the said date). The options will vest over the course of four years.  The options will be taxed on the capital track under Section 102 of the Income Tax Ordinance.  Subsequent to the Balance Sheet date, the stockholders' meeting approved the terms.

The estimated fair value of the options for shares grant, on the grant date, is estimated using the Black & Scholes option- pricing method.  The parameters used in measuring fair value (since the grant date is after the Balance Sheet date) are as follows:

Stock price (in NIS)	0.91
Exercise price (in NIS)	0.99
Expected volatility (weighted average)	77.7-82%
Expected life of options (expected weighted average)	5.13-7 years
Risk-free interest rate	3.5-3.79%
Expected dividend rate	-

BioCancell Ltd.

Notes to the Condensed Consolidated Interim Financial Statements in IFRS as of June 30, 2012

Note 5 – Significant events during the report period (cont’d)

F.
During June 2012, the Chief Scientist of the Ministry of Trade, Industry and Employment of the State of Israel approved two applications by the Subsidiary to receive grants from the Chief Scientist for research and  development budgeted at NIS 4.4 million.  In total, the Company expects to receive NIS 1.9 million.

G.
As a result of the update of the Subsidiary's pancreatic cancer clinical trial, and clarification of the implications of agreements with the suppliers involved in the trial, the Company recognized advances of $405 thousand in income, which were presented in the past in receivables and other current assets and in long-term prepaid expenses.

Note 6 – Subsequent events

A.
On June 1, 2012, Mr. Uri Danon ended his tenure as Company CEO.  On July 16, 2012, the Company's board of directors approved his severance terms as follows: (1) extension of the prior notice period to 180 days (instead of 90 days).  In the extension period, Mr. Danon will be entitled solely to his base salary; (2) extension of the exercise period of the options granted to Mr. Danon that had vested on his termination date, totaling 450,000 options, so that these options may be exercised during the 24 months subsequent to the termination date, i.e. until August 4, 2014 (instead of 12 months).

B.
Further to Note 5D, as described previously, on July 31, 2012, CBI invested $2,480,500 in consideration for the allotment of the Subsidiary's common stock at a price of NIS 0.87 per share, for 10,731,720 shares.  The proceeds were transferred to Tikcro for repayment of convertible notes payable.  Furthermore, CBI and the Provident Fund converted into shares the convertible notes provided to the Subsidiary in 2008.

C.
On August 6, 2012, the audit committee and board of directors of the Company approved the Subsidiary's commitment to receive a loan from CBI, which will be given on August 21, 2012, in the amount of NIS 2 million, at interest of 1.8%.  The principal and interest will be repaid in a single payment on the earlier of (a) after six months have passed from the date on which the Subsidiary received the loan, or (b) 2 business days from the date on which the proceeds from the private offering or public offering of the Company's securities will be transferred to the Company, if and to the extent the Company does execute such an offering.  The parties may agree to extend the loan term until July 30, 2013, at the same terms.  During August, the Subsidiary signed the agreement and received the loan.

BOARD REPORT ON THE STATE OF THE CORPORATION'S AFFAIRS FOR THE SIX
MONTHS AND THREE MONTHS ENDED JUNE 30, 2012

We are honored to hereby present the Board Report on the state of the affairs of BioCancell Ltd. (hereinafter: "the Company") for the periods of three months and of six months ended June 30, 2012 (hereinafter: "the Period"), in accordance with the Securities Regulations (Periodic and Immediate Reports) – 5730-1970.

As of the balance sheet date (June 30, 2012), the Company is an empty company that does not have operations, assets or liabilities, which was set up solely and exclusively for the purposes of a structural change in the company BioCancell Therapeutics Inc. (hereinafter, in this report – "BioCancell USA"), (which is a company that was incorporated under Delaware law), by way of a reverse merger (triangular), as the result of which the shareholders in BioCancell USA will receive shares in the Company in consideration for their shares (in BioCancell USA), and the Company will hold all of BioCancell USA's issued share capital (hereinafter: "the Structural Change") (for additional details, see Note 1 to the Company's pro-forma consolidated financial statements as of June 30, 2012, which are attached to this quarterly report).

On August 9, 2012, all of the requirements for the completion of the structural change were completed and a merger certificate was received from the Secretary of State of the State of Delaware in the USA, evidencing the execution of the merger in accordance with Delaware Law. On August 14, 2012, the Company completed the structural change procedure and trading commenced in the Company's shares and Series 1 and Series 2 warrants, on the Tel-Aviv Stock Exchange (hereinafter: "the TASE"). Furthermore, at that time the shares and the Series 3 and Series 4 warrants of BioCancell USA were removed from trading on the TASE.

Since the structural change was only completed after the balance sheet date – June 30, 2012, so the financial statements as of June 30, 2012 as well as the data that are included in the Board Report have been prepared under the pooling method, in accordance with which the reports have been prepared as if the Company had existed since the time at which BioCancell USA was founded and they include the operations of BioCancell USA. The descriptions and the data that are included in the report have also been prepared on identical assumptions, according to which the Company has always existed. BioCancell USA has a wholly-owned subsidiary company – BioCancell Therapeutics Israel Ltd. (hereinafter: "the Subsidiary Company", and together with BioCancell USA – "the Group").

This Board Report contains, inter alia, a description of the State of the Company’s business, the results of its operations and the manner in which events in the reporting period affect the data in the Company’s pro-forma consolidated financial statements as of June 30, 2012 (hereinafter: "the Financial Statements"). It should be noted that the Financial Statements include a comment in accordance with which the continuation of the development stages and the realization of the assets that are connected to the Group's planned activity are dependent upon future events, which include the raising of additional capital and the achievement of operating profits in the future, which is something that raises significant doubts in respect of the continued existence of the Company as a "going concern", as detailed in Section 8 below.

The Board Report is attached to the Company’s pro-forma financial statements as of June 30, 2012 and has been prepared under the assumption that the Board Report for the year ended December 31, 2011 (which was attached to the Company's prospectus of May 31, 2011 (Document Number: 2012-01-141957) is in front of the reader.

The attached financial statements have been prepared in accordance with the Securities Regulations and in accordance with the International Financial Reporting Standards (hereinafter: "IFRS").

Part A – The explanations of the Board of Directors for the state of the Company's business (general, operating results, shareholders' equity and cash flows)

1.	The Group's field of activity

The Group is engaged in research and development activities relating to cancer drugs, which are being developed by a research team, which is headed by Professor Avraham Hochberg from the Hebrew University of Jerusalem, who was one of the founders of the Company, is an interested party in it and as of the present time serves as a director in the Company and as the Group's Chief Scientist.

The Group's research and development activities are based on an agreement and an exclusive license dated November 2005 (with additions thereto dated November 2005 and September 2007) which was signed with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (hereinafter: "Yissum" and "the license agreement", respectively), under which the Group received an exclusive, worldwide license for the development, use, production, marketing sale, trade, importation, distribution and export of products that are protected by certain patents and patent applications, which were detailed in the licensing agreement (hereinafter: "the products" and "the patents", respectively) and for the provision of services in connection with those products. It was further determined within the framework of the licensing agreement that the Group has the exclusive right to grant sub-licenses to third parties in connection with the patents. In consideration, the Group has undertaken to pay royalties to Yissum.

It should be noted that the Group's activity is conducted primarily through the subsidiary company. The Group is at the stage of developing the products and as of the time of the publication of the financial statements it is not making sales and it has no revenues.

The drugs that the Group is developing are supposed to bring about the focused destruction of cancer cells without damaging healthy cells (Targeted Cancer Therapy). The approach is based on the identification of genes that find expression solely and exclusively in the cancerous cells, but not in the healthy cells ("the target genes") and on the use of those genes to operate the toxin solely within the cancerous cells in a manner that will lead to their destruction without causing damage to the healthy cells. The suitability of the patients for the therapy is determined by the preliminary checking of the level at which the target gene is expressed in the cancerous growth.

The Group has determined that two genes, H19 and IGF2 complement each other and are expressed in cancerous growths as target genes.

The Group's leading product, BC-819 is a biological material that is called a plasmid. The drug is infiltrated into cells in the region where the cancerous tumor is located and synthesizes diphtheria toxin solely within the cancerous cells, which express the H19 gene, and destroys them.

This drug could be used for various types of cancer, including cancer of the bladder, pancreatic cancer and ovarian cancer.

The Group's main targets as of the date of the report are the progression of the development of the first product (BC-819), which is designated for commercial sales, whilst completing the clinical trials that are required for that purpose, and the receipt for the regulatory approvals  for the marketing of the product and the start of sales. For additional details see sections 1.24 (business targets and strategies) and 1.25 (expectations for developments in the coming year) in Part A of BioCancell USA's annual report as of December 31, 2011 (Description of the Corporation's Business), which was published on February 23, 20012 (Document Number 2012-01-050445).

As of the present time the Company is progressing with the execution of clinical trials with BC-819 as a treatment for three types of cancer, as follows:

•	Phase IIb clinical trials with BC-819 as a treatment for cancer of the bladder.

•	Phase IIb clinical trials with BC-819 as a treatment for pancreatic cancer.

•	Phase I/IIa clinical trials with BC-819 as a treatment for ovarian cancer.

2.	Significant events up to the date of the report

2.1	On May 2, 2012 BioCancell USA reported that:

•
In the Phase IIb clinical trial of BC-819 as a treatment for cancer of the bladder, which consisted of two parts (the first part with 18 patients and the second part with 21 patients), of the first 12 patients that were treated so far (out of 21 patients that took part in the second part of the trial), the recurrence of the appearance of the tumors three months after the beginning of treatment was prevented in 9 patients (prima facie, subject to the qualifications that will be detailed below), and therefore BioCancell is already meeting the main criterion for the trial, as updated, which is the prevention of the recurrence of the appearance of tumors, three months after the start of treatment, in at least 9 patients (approximately 43%) out of the 21 patients who participated in the second part of the trial.

•
Of the 30 patients who participated in the trial (18 in the first part and a further 12 in the second part) who have so far completed three months since the start of the trial, 19 patients (63%) have demonstrated the avoidance of the recurrence of tumors.

•
Out of the 25 patients (18 in the first part and a further 7 in the second part) who have so far completed twelve months since the start of the trial, 14 patients (56%) have demonstrated the avoidance of the recurrence of tumors.

•	In the Phase IIb trial for pancreatic cancer, 8 patients are undergoing treatment, the results of 12 patients are expected to be received towards the end of the year.

It should be noted that the trials are open (in other words the patient's data are revealed to the Company). The information in respect of the expectation of compliance with the main updated criteria for the trial and in respect of the completion of the trial, are forward looking information within the meaning of that term in the Securities Law – 1968. Forward-looking information is uncertain information that is based on information or assessment that exist in the Company and it is possible that this information, in whole or in part, will not be realized or that it will be realized in a different manner, inter alia, for the following reasons: (A) the results that will be the results that the Company has received up to now in connection with the trials and the representations made above constitute an initial indication, which may change after the completion of the process of the checking and the verification of the data and the collection of additional data; (B) as aforesaid, in addition to the meeting of the main updated criterion, all of the statistical analyses that were originally planned is to be performed; (C) the recruitment of patients for the trials has not yet been completed; (D) the need for sources of financing for the completion of the trial. After the completion of the trial, the Company is to publish the final results and the data could change. It should be remembered that, in accordance with what has been agreed with the FDA, after the completion of the trial, the updated main criterion will be checked for all 39 patients who are participating in the trial, and all of the statistical analyses that were originally planned will be executed.

2.2
On May 13, 2012, BioCancell USA signed an agreement with Clal Biotechnology Industries Ltd. (hereinafter – "CBI") – the controlling shareholder of the Company, the main point of which was an investment of up to $2,480,000 by CBI, in consideration for the allocation of regular shares in BioCancell USA at a price of NIS 0.87 per share in the Company.

A general meeting of the shareholders in BioCancell USA was held on July 25, 2012 and approved the private offer to CBI in accordance with the provisions of Section 328 (B) (3) of the Companies Law, as a private offer as a result of which CBI's holding rate will be increased to more than 45% of the voting rights in the Company, in a manner that will not require the making of a tender offer in accordance with the provisions of Section 328 of the Companies Law. See Section 6.4.5 below for additional details.

2.3
On May 6, 2012 BioCancell USA's Board of Directors appointed Dr. Aharon Schwartz as Chairman of the Board of Directors and gave its approval, subject to the receipt of the approval of a general meeting of the shareholders of BioCancell USA, for his remuneration, the main points of which are as follows: (A) The Chairman of the Board of Directors will be entitled to a monthly payment of NIS 30,000, with the addition of VAT as required under the law, in consideration for services as an active Chairman of the Board of Directors at an extent of two days a week (40% of a full time position); (B) BioCancell USA will allocate a non-tradable option to purchase 400,000 shares to Dr. Aharon Schwartz for his services, in accordance with BioCancell USA's 2007 option plan, at an exercise price of NIS 0.99 per share. The vesting period for the options will be over four years.

2.4
On May 31, 2012 the prospectus of the company BioCancell Ltd. was published (hereinafter: "the merger prospectus"), which as of that time was an empty company without operations, assets or liabilities, which was set up solely and exclusively for the process of BioCancell USA's structural change by way of a reverse merger (triangular), the results of which were that all of the holders of the securities of BioCancell USA  received securities in the Company in consideration for their securities (in BioCancell USA), under similar terms from all material perspectives to the terms of the securities of BioCancell USA and in accordance with an exchange ratio of 1:1, as detailed in the merger prospectus (hereinafter: "the structural change").

The structural change was intended to provide a solution for the difficulty that derives from BioCancell USA being a company that was incorporated in the State of Delaware in the United States and which is traded on the TASE, in such manner that: (A) BioCancell USA is subject to double reporting requirements, both those under the Securities Law in the USA as well as under the Securities Law in Israel; (B) in order to raise capital from the public in Israel, BioCancell USA is requited in addition to publishing a prospectus (or alternatively a shelf offer report under the power of a shelf prospectus) in Israel, to publish a parallel prospectus in the USA and to receive the approval of the United States' Securities Exchange Commission (hereinafter; "the SEC"), in accordance with the provisions of the United States Exchange Act of 1934 (hereinafter "the Exchange Act" and the regulations thereunder.

The structural change does not contain any change in BioCancell USA's business activity (or in that of its subsidiary company – BioCancell Therapeutics Israel Ltd. (hereinafter: "BioCancell Israel")) or in the holding rates of the existing holders of the securities (including the shareholders), and with the completion of the structural change, the Company will be a mirror image of BioCancell USA in all issues relating to the operations of the Company and the holding rates of the holders of the securities therein (including the shareholders).

2.5
On June 12, 2012 BioCancell USA published a call for separate general meetings for the shareholders and for the holders of warrants (Series 3) and (Series 4) of BioCancell USA, on the agenda of which there was a decision to approve the structural change, which is described in Section 2.4 above. For details, see the report on the calling of the general meeting of the shareholders dated July 13, 2012 (Document Number: 2012-01-184383) and for a general meeting of the warrants (Series 3) and (Series 4) dated June 12, 2012 (Document Numbers: 2012-01-154467 and 2012-01-154476, respectively).

On July 18, 2012 the general meeting of the shareholders of BioCancell USA approved the structural change. For details see the report on the results of the general meeting of the shareholders of BioCancell USA dated July 18, 2012 (Document Number: 2012-01-188781).

On July 30, 2012, the general meeting of the holders of the warrants (Series 3) and (Series 4) of BioCancell USA, approved the structural change. For details see the Company’s immediate report dated July 30, 2012 (Document Numbers: 2012-01-197235 and 2012-01-197232).

2.6
On August 9, 2012, all of the crucial terms for the completion of the structural change were met and a certificate of merger was received from the Registrar of Companies in the State of Delaware in the United States, evidencing the merger in accordance with Delaware Law. On August 14, 2012 the Company completed the merger procedure and became a public company, within the definition of that term in the Companies Law – 5759-1999 (hereinafter: "The Companies Law") certain of whose securities (including its shares1) are registered for trade on a stock exchange and which reports in accordance with the provisions of Part F of the Securities Law, 5728 – 1968 (hereinafter: "The Securities Law") and which holds all of the securities of BioCancell USA, including all of BioCancell USA's issued and paid up share capital (with BkioCancell USA becoming  a private company).

2.7
On July 23, 2012, the TASE gave warning about the non-compliance with the rules for preserving the listing on the TASE, and gave an extension until December 31, 2012 for the compliance with the terms, and if this were not done, the Company’s securities will be transferred to the preservation list.

3.	Pro-forma consolidated business results

The following are the abbreviated operating results in the financial statements (in NIS thousands):

	01-06/2012	01-06/2011	04-06/2012	04-06/2011	01-12/2011
Research and development expenses before the set-off of grants	9,535	5,698	6,065	3,276	14,083
Research and development expenses, net	8,327	4,863	5,513	2,679	12,585
Administrative and general expenses	3,393	3,782	1,677	1,994	7,444
Financing expenses (income), net	3,975	446	5,103	(1,694)	(2,548)
Net (income) loss	15,695	9,091	12,293	2,979	17,481

1
The Company has registered its shares and two series of warrants (Series 1) and (Series 2), which were allocated in replacement for the shares and the warrants (Series 3) and (Series 4) of BioCancell USA.

The following is an analysis of the operating results (the developments in the items in the statement of income) in the six months and in the three months ended June 30, 2012.

3.1	Research and Development (R&D) expenses

During the course of the six months ended June 30, 2012, the Group's research and development expenses, before setting off grants amounted to NIS 9,535 thousand, as compared with research and development expenses, before setting off grants of NIS 5,698 thousand in the course of the comparative period in the previous year, an increase of approximately 67.3%.

During the course of the six months ended June 30, 2012, the Group's net research and development expenses amounted to NIS 8,327 thousand, as compared with net research and development expenses of NIS 4,863 thousand in the course of the comparative period in the previous year, an increase of approximately 71.2%.

The increase in the research and development expenses, before setting off grants and the increase in the net research and development expenses in the six months ended June 30, 2012 by comparison with the comparative period in the previous year, as detailed below in this section, derived primarily from the increase in the costs of the Phase IIB type clinical trials for pancreatic cancer patients by comparison to the Phase I/IIa type trials for pancreatic cancer, which were conducted in the comparative period in the previous year, from an increase in the purchase of materials for the Phase IIb clinical trials and after setting off an increase in grants from the Chief Scientist.

During the course of the three months ended June 30, 2012, the Group's research and development expenses, before setting off grants amounted to NIS 6,065 thousand, as compared with research and development expenses, before setting off grants of NIS 3,276 thousand in the course of the comparative period in the previous year, an increase of approximately 85.1%.

During the course of the three months ended June 30, 2012, the Group's net research and development expenses amounted to NIS 5,513 thousand, as compared with net research and development expenses of NIS 2,679 thousand in the course of the comparative period in the previous year, an increase of approximately 105.8%.

The increase in the research and development expenses, before setting off grants and the increase in the net research and development expenses in the three months ended June 30, 2012 by comparison with the comparative period in the previous year, as detailed below in this section, derived primarily from the increase in the costs of the Phase IIB type clinical trials for pancreatic cancer patients by comparison to the Phase I/IIa type trials for pancreatic cancer, which were conducted in the comparative period in the previous year, from an increase in the purchase of materials for the Phase IIB type clinical trials and after setting off an increase in grants from the Chief Scientist.

3.2	Administrative and general expenses

During the course of the six months ended June 30, 2012, the Group's administrative and general expenses amounted to NIS 3,393 thousand, as compared with NIS 3,782 thousand in the course of the comparative period in the previous year, a decrease of approximately 10%.

The decrease in the administrative and general expenses in the first six months of 2012 by comparison with the comparative period in the previous year, derives from the decrease in salary expenses in respect of options for employees and from a decrease in the business consultancy expenses, which were partially offset by expenses relating to the change in the Company's structure.

During the course of the three months ended June 30, 2012, the Group's administrative and general expenses amounted to NIS 1,677 thousand, as compared with NIS 1,994 thousand in the course of the comparative period in the previous year, a decrease of approximately 15.9%.

The decrease in the administrative and general expenses in the three months ended June 30, 2012 by comparison with the comparative period in the previous year, derives from the decrease in salary expenses in respect of options for employees and from a decrease in the business consultancy expenses, which were partially offset by expenses relating to the change in the Company's structure.

3.3	Financing expenses

During the course of the six months ended June 30, 2012, the Group's net financing expenses amounted to NIS 3,975 thousand, as compared with net financing expenses of NIS 446 thousand in the course of the comparative period in the previous year. The change derives from the updating of the evaluations in each period, in respect of the Company's short-term and long-term liabilities, which derives from an increase in the fair value of: (A) loans that are convertible into shares, which were received in July 2008 from CBI, Tikcro Technologies Ltd. and from the Provident Fund of Employees of the Hebrew University Ltd. (hereinafter: "The convertible loans"); (B) the warrants that the Company has issued; and also (C) in respect of the updating of the liability for underwriters' fees in accordance with its fair value; and  all of which were reflected in the statement of income.

Of the financing expenses in an amount of NIS 3,975 thousand, an amount of NIS 733 thousand are in respect of the Company's cash flow expenses in the course of the first six months of the year 2012. The additional financing expenses of NIS 3,242 derive from updates of evaluations in the entire period.

During the course of the three months ended June 30, 2012, the Group's net financing expenses amounted to NIS 5,103 thousand, as compared with net financing income of NIS 1,694 thousand in the course of the comparative period in the previous year.

The change derives from the updating of the evaluations in each period, in respect of the Company’s short-term and long-term liabilities deriving from the changes in the fair value of the convertible loans and the warrants that the Company has issued and also from the updating of the liability for underwriters' fees in accordance with its fair value.

4.	The Company's financial position.

4.1	Current assets

As of June 30, 2012 the Group's current assets amounted to NIS 2,404 thousand, including cash and cash equivalents of NIS 1,428 thousand, as compared with current assets of NIS 3,086 thousand, including cash and cash equivalents of NIS 919 thousand as of December 31, 2011. The decrease in the Group's current assets as of June 30, 2012 at a rate of approximately 22% derives from a decrease in prepaid expenses that were reflected as expense in respect of the services that were reduced for clinical trials.

4.2	Fixed assets and intangible assets

The balance of the Group's fixed assets and intangible assets as of June 30, 2012 amounted to NIS 201 thousand, (including intangible assets of NIS 5 thousand), as compared with fixed assets and intangible assets of NIS 254 thousand, (including intangible assets of NIS 11 thousand), as of December 31, 2011. The decrease in the balance of the Group's fixed assets and intangible assets as of June 30, 2012 as compared with the balance of the Group's fixed assets and intangible assets as of December 31, 2011 at a rate of approximately 21% derives primarily from depreciation expenses.

4.3	Current liabilities

As of June 30, 2012 the Group's current liabilities amounted to NIS 19,838 thousand, as compared with current liabilities of NIS 16,129 thousand as of December 31, 2011. The increase derives from the updating of the evaluation in respect of the Company's liabilities in respect of convertible loans, which derived from an increase in fair value, which was partially offset by a decrease in trade payables relating to clinical trial expenses.

4.4	Working capital and the current ratio

The Company's working capital as of June 30, 2012 stood at NIS (17,434) thousand (negative working capital) and its current ratio was 12% as of June 30, 2012, as compared with working capital of NIS (13,043) thousand and the current ratio of 19% as of December 31, 2011. There has been no significant change in the Company’s working capital and its current ratio.

4.5	Non-current liabilities

The Group's non-current liabilities as of June 30, 2012 amounted to NIS 1,110 thousand, as compared with NIS 1,958 thousand as of December 31, 2011. The decrease by comparison with December 31, 2011 derived from the decrease in the fair value of non-marketable warrants, based on the Company's share price and the standard deviation on the basis of which the variation was calculated, in accordance with the IFRS standards. The instruments are measure in accordance with their fair value at each cut-off date, where the changes in the fair value are reflected in the statement of income in each period.  For additional details in respect of the fair value in connection with the convertible securities that the Company has issued, see Section 17 below.

4.6	The deficit on shareholders' equity

The deficit on shareholders' equity as of June 30, 3012 amounted to NIS (18,186) thousand as compared with a deficit on shareholders' equity of NIS (13,623) thousand as of December 31, 2011. The change in the equity (that is to say, the decrease in the equity deficit) in the reporting period derives from the private issued that was executed during the course of the reporting period, after setting off the absorption of cash by the Company's operating activities in general and in the development of the drugs in particular.

5.	Liquidity

	01-06/2012	01-06/2011	04-06/2012	04-06/2011	01-12/2011
Net cash absorbed by operating activities	(10,259)	(6,302)	(4,458)	(4,076)	(18,808)
Net cash generated (absorbed) by investment activities	(1)	7,043	(1)	7,062	7,025
Net cash generated by financing activities.	10,769	91	-	26	333

Cash flows absorbed by operating activities

The cash flows absorbed by operating activities amounted to NIS 10,259 thousand and NIS 6,302 thousand in the course of the first six months of the year 2012 and the year 2011, respectively, an increase of approximately 62.8%.

The change in the cash flows absorbed by operating activities derived primarily from the increase in research and development expenses by comparison with the comparative period in the previous year.

The cash flows absorbed by operating activities amounted to NIS 4,458 thousand and NIS 4,076 thousand in the course of the three months ended June 30, 2012 and 2011, respectively, an increase of approximately 9.3%.

The change in the cash flows absorbed by operating activities derived primarily from the increase in research and development expenses by comparison to the comparative period in the previous year.

The Group is still at the research and development stage and has no revenues and therefore the cash flows from its operating activities are negative. The balance of cash and cash equivalents is held by the Group in Shekel denoted deposits.

The monthly pace of the expenditure of cash for operating activities in the course of the six months ended June 30, 2012 is NIS 1,709 thousand, as compared with NIS 1,050 thousand in the comparative period in the previous year.

Cash flows generated (absorbed) by investment activities

The cash flows absorbed by investment activities in the course of the first six months of the year 2012 amounted to NIS (1) thousand, as compared with cash flows of  NIS 7,043 thousand generated by investment activities in the comparative period in the previous year.

The cash flows generated (absorbed) by investment activities amounted to NIS (1) thousand and NIS 7,062 thousand, in the course of three months ended June 30, 2012 and 2011, respectively.

The change in the cash flows absorbed by investment activities in the course of the last three months and six months of the period ended June 30, 2012, as compared with the comparative periods, derives from the repayment of a short-term deposit during the course of the six months ended June 30, 2012.

Cash flows generated by financing activities

The cash flows generated by financing activities amounted to NIS 10,769 thousand and NIS 91 thousand in the course of the six months ended June 30, 2012 and in the comparative period in 2011, respectively.

The increase in the cash flows generated by financing activities derived from the raising of cash through a private issued in the course of the first quarter of the year 2012. See section 6.4 below.

6.	Sources of finance

6.1	General

Since its foundation, the Group has primarily financed its operations from the issuance of securities, the receipt of loans and from the receipt of grants. For additional details in respect of the Company’s sources of finance see section 1.19 of Part A of the Company's periodic report as of December 31, 2011 (Description of the Company's Business), which was published on February 23, 2012 (Document Number 2012-01-050445).

6.2	The issuance of securities to the public and the exercise of warrants.

In August 2006 BioCancell USA issued securities on the TASE for the first time, consisting of shares, warrants (Series 1) and warrants (Series 2) to the public, as a means of financing the Group's operations. The gross consideration for the issuance of the securities amounted to approximately NIS 24,640 thousand.

In October 2009 BioCancell USA published a shelf prospectus (hereinafter: "the shelf prospectus", in accordance with which BioCancell USA can offer: regular shares in the Company of 0.01 Dollar each and warrants (Series 3 to 7). In November 2010, BioCancell USA published a first shelf offer report under the shelf prospectus, within the framework of which 5,634,970 regular shares, 2,817,485 warrants (Series 3) and 2,817,485 warrants (Series 4) were actually issued. The immediate gross consideration that was received by BioCancell USA amounted to NIS 18,595 thousand.

During the course of the reporting period no warrants (Series 3) and (Series 4) were exercised and neither were convertible securities converted into shares.

6.3	Grants

Since it was founded and up to the end of the second quarter of 2012, nine grants have been approved for the subsidiary company on the part of the Office of the Chief Scientist in the Ministry of Industry, Trade and Labor (hereinafter: "The Chief Scientist"), for the purpose of the Group's research and development operations. Four grants have been given in connection with the treatment of cancer of the bladder, three in connection with the treatment of ovarian cancer and two in connection with the treatment of pancreatic cancer. The cumulative amount of the grants that have been received from the Chief Scientist by the subsidiary company amounted to approximately NIS 11.5 million as of June 30, 2012.

In 2007 the Bi-national Research and Development Fund of the United States and Israel (The BIRD Fund) approved a grant for the subsidiary company and for a partner in the United States, to finance the Phase I/IIa pancreatic cancer clinical trial in an amount of $950,000 (approximately NIS 3.3 million), of which as of June 30, 2012 the Company has received NIS 1,308 thousand. The trial began in November 2009 and ended in October 2010. As a result of the success of the trial, the Company has recorded a commitment for the repayment of the said grant.

Part of the research and development activities, which are financed by means of grants to the subsidiary company, as aforesaid, are performed in Professor Hochberg's laboratory at the Hebrew University of Jerusalem. The funds from these grants are designated for research and development in Professor Hochberg's laboratory, however they do not form part of the Company’s financial statements. It should be noted that the Company is not a party to the agreements covering these grants and it is not committed to them.

6.4	Private issues since the flotation of the Company to the public

Since the issue of the Company’s securities to the public for the first time, in August 2006, the Company has conducted four rounds of private issues, and it is in the process of an additional round, as detailed below:

6.4.1	In May 2008, the Company issued 650 thousand shares to CBI, for an overall consideration of NIS 2,288 thousand (at a price of NIS 3.52 per share).

6.4.2
In July 2008 the company made allocated to CBI, Tikcro Technologies Ltd. (hereinafter: "Tikcro") and the Provident Fund for Employees of the Hebrew University of Jerusalem Ltd. (together: "The 2008 investors"), together, approximately 1,223 thousand shares as well as warrants that are not registered for sale for the purchase of 6,281 regular shares in the Company, at an exercise price of approximately NIS 1.00 per share2. In addition, the Company received the convertible loans from the 2008 investors, in an overall amount of approximately $2.92 million, which are convertible into up to 13,497 thousand shares in the Company at a conversion price of approximately NIS 1.00 per share3. The overall consideration for the Company within the framework of the 2008 investment, which is described above, amounted to approximately 3,650 thousand Dollars (approximately NIS 12,650 thousand).

2
The original exercise price was set at 0.716 Dollars a share, however this was reduced to NIS 0.87 per share under protection mechanisms that were set in the terms of the warrants and which were operated within the framework of the private offer that the Company executed in July 2012, after the balance sheet date.

3
The original exercise price was set at 0.716 Dollars a share, however this was reduced to NIS 0.87 per share under protection mechanisms that were set in the terms of the convertible loans and which were operated within the framework of the private offer that the Company executed in July 2012, after the balance sheet date.

6.4.3
In March 2010, the Company (within the framework of two exceptional private issues) issued a total of approximately 4,158 thousand regular shares in the Company, par value $0.01 each, to private and qualified investors (hereinafter: "the investors"), at a price of NIS 2.95 a share and for an overall consideration of NIS 12,265 thousand. In accordance with the terms of the issue, the investors were allocated 4,158 thousand warrants, which are convertible into regular shares in the Company at an exercise price of NIS 4.25 per share for a period of 4 years, for no additional consideration.

6.4.4
In January 2012, the Company,(within the framework of an exceptional private issue,  issued a total of approximately 11,144 thousand regular shares in the Company, par value $0.01 each, to private and qualified investors, at a price of NIS 1.00 a share and for an overall consideration of NIS 11,144 thousand.

6.4.5
On May 13, 2012, the Company signed on an agreement with CBI in accordance with which, if and in so far as Tikcro should decide not to convert the convertible loan that it made available to the Company in July 2008 (which is described in section 6.4.2 above) (hereinafter: "The loan from Tikcro") into shares in the company and the loan from Tikcro is made repayable on July 30, 2012, then CBI will invest an identical amount in the Company to the balance of the loan from Tikcro – an amount of $2,480,500 (hereinafter, in this section: "The consideration") and this in consideration for the allocation of regular shares in the Company at a price of NIS 0.87 per share in the Company (hereinafter, in this section: "The transaction"). The consideration will be used solely and exclusively for the repayment of the loan from Tikcro. It should be noted that CBI and the Emoluments Fund have undertaken to convert the convertible loans that they made available to the Company in the year 2008, (which are described in section 6.4.2 above). It should also be noted that on July 17, 2012 Tikcro announced to the Company that it does not intend to convert the said loan into shares in the /Company and Tikcro expects that the Company will repay the Tikcro loan in full and on time. For additional details see the Company’s immediate report of July 23, 2012 (Document Number: 2012-01-192369) on the subject of the calling of a general meeting of the Company’s shareholders, on the agenda of which there will be, inter alia, a decision to approve the transaction that is described above.

On July 25, 2012 a general meeting of the Company’s shareholders approved the transaction. For additional details see the report on the results of the general meeting of the Company’s shareholders dated July 25, 2012 (Document Number: 2012-01-194439).

Accordingly, on July 30, 2012, CBI and the Emoluments Fund converted the convertible loans that were received from them in July 2008 into shares, at a conversion price of NIS 0.87 per share in consideration for a total of 10,731,720 shares. The consideration as transferred to Tikcro for the repayment of the convertible loan that was received from it in July 2008 and which was finally repayable at that time.

6.4.6
In addition, on July 30, 2012, CBI and the Emoluments Fund converted the convertible loans that were received from them in July 2008, at a conversion price of NIS 0.87 per share and in total they were allocated 4,936,594 shares against the loan (principal and interest) in a cumulative amount of approximately $1.14 million.

6.5	Additional recruitments of capital

In 2009 the subsidiary sold a total of approximately 1,813 thousand treasury shares on the TASE, for an overall net consideration of NIS 6,127 thousand.

6.6	Data in connection with credit that has been extended to the Company

6.6.1	For details in respect of a loan agreement that was approved after the balance sheet date, see section 16.4 below.

6.6.2	Apart from the aforesaid, the Company has no long-term loans.

6.6.3
For details in respect of the convertible loans from the 2008 investors, see Section 6.4.2 above (under the heading "non-current liabilities"). The Company has no short-term credit or credit from suppliers. The average volume of the short-term credit from suppliers amounts to NIS 806 thousand.

6.6.4	The balance of the short-term credit from banks as of June 30, 2012 was 0 thousand Dollars.

6.7	Future recruitments of capital

In the Company’s assessment, taking into account the cash balances that it holds and the burn rate for that cash, the sources of finance that it holds are expected to be sufficient for it until September 2012, accordingly, from time to time the Company examines the possibilities for recruiting capital in order to finance the continuation of its operations, including raising funds by means of an issue to the public, a rights issue to the existing shareholders, or the execution of an additional private allocation for investors in Israel and/or abroad. The designated usage for the funds that will be raised is the financing of the continuation of the research operations, including the performance of clinical trials as well as the examination of the possible indications for the treatment of additional types of cancer by means of additional drugs that are being developed by the Group, and the expansion of the scope of the Group's research and development operations.

In this connection and in continuation of what is stated in section 2.4 above, it should be noted that on July 17, 2012 BioCancell Ltd. presented a first draft of a prospectus for the purpose of raising capital by means of an issue of shares in BioCancell Ltd. to the public to the Securities Authority and to the Tel-Aviv Stock Exchange Ltd. (hereinafter: "The recruitment prospectus"). At the time of this report, the extent of the issue of shares in BioCancell Ltd. to the public has not yet been determined and neither is there any certainty that the issue will be carried out, as aforesaid, and it is conditional, inter alia, on the approval of BioCancell Ltd.'s Board of Directors for the final version of the recruitment prospectus, the conditions in the marketplace and the receipt of a permit from the Securities Authority and the approval of the TASE for the publication of the recruitment prospectus.

7.	Summary of the sensitivity analysis

Sensitivity to changes in the Dollar/ Shekel exchange rate (sensitivity to a revaluation or devaluation of the Shekel against the Dollar (in NIS thousands)

	Profit (loss) from changes		The fair value of assets (assets/ liabilities)	Profit (loss) from changes
	Increase of 10% in the exchange rate	Increase of 5% in the exchange rate	At a Dollar rate of 3.923	Decrease of 5% in the exchange rate	Decrease of 10% in the exchange rate
Total net impact as of June, 30, 2012	(1,692)	(846)	(16,928)	846	1,692

Explanations by the Board of Directors

As of June 30, 2012, the Group has various liabilities that are linked to foreign currency, amounting to NIS 2,015 thousand to trade and other payables, primarily in respect of clinical trials expenses consultancy and operating expenses. A change in the exchange rate of 5% or 10% will have a significant impact on the Company's operating costs. In addition, the Company has convertible loans, and a commitment for the repayment of grants from the BIRD Fund, which are linked to foreign currency, amounting to 14,913 thousand. A significant change in the exchange rates of 5% or 10% may have a significant impact on the liability in respect of the convertible loans and the commitment for the repayment of the grants.

In addition, the Group has signed on an agreement for the purchase of materials for the performance of the trials in an overall amount of approximately 850 thousand Dollars, of which an amount of 446 thousand Dollars has been paid. A change of 5% or 10% in the exchange rates could cause an increase in the liabilities of NIS 75 thousand or NIS 150 thousand, respectively.

In order to minimize the said exposure, the Company invests part of its balance of cash and cash equivalents in deposits that are denoted in foreign currency or linked thereto.

8.	Going concern note

Note 1(B) to the Company’s financial statements as of June 30, 2012, includes a note that the continuation of the development stage and the realization of the assets that are connected to the Group's planned activities are dependent upon future events and including the recruitment of additional capital and the achievement of operating profits in the future, which raises significant doubts in respect of the continued existence of the Company as a "going concern".

For additional details in respect of the Company’s need to raise additional sources of finance and the Company’s activity for the purpose of raising sources of finance, as aforesaid, see Section 6 above.

9.	Emoluments for senior officer holders and interested parties in the Company

As of the date of the report, no significant change has occurred in the emoluments for the senior office holders and interested parties in the Company and the manner in which the emoluments for the senior office holders and interested parties in the Company are set, by comparison with what is stated in Section 5 of Part B of the Company's annual report as of December 31, 2011 (the Board Report on the state of the Company's affairs), which was attached to the Company's prospectus of May 31, 2012 (Document Number: 2012-01-141957).

Part B – Exposure to market risks and the ways in which they are managed

10.	Report on the subject of the exposure to market risks and the ways in which they are dealt with

During the reporting period no significant change has occurred in the exposure to market risks and the ways in which they are managed by comparison with what is stated in the reports of the Board of Directors as of December 31, 2011 and as of March 31, 2012, (which were attached to the Company's prospectus of May 31, 2012 (Document Number: 2012-01-141957), except as detailed below.

10.1	Sensitivity tests

Sensitivity to changes in the Dollar/ Shekel exchange rate (sensitivity to a revaluation or devaluation of the Shekel against the Dollar (in NIS thousands)

	Profit (loss) from changes		The fair value of assets (assets/ liabilities)	Profit (loss) from changes
	Increase of 10% in the exchange rate	Increase of 5% in the exchange rate	At a Dollar rate of 3.715	Decrease of 5% in the exchange rate	Decrease of 10% in the exchange rate
Cash and cash equivalents	2	1	16	(1)	(2)
Trade payables	(50)	(25)	(505)	25	50
Other payables	(152)	(76)	(1,510)	76	152
Commitment to repay grants	(148)	(74)	(1,485)	74	148
Convertible loans	(884)	(442)	(8,839)	442	884
Total impact as of June 30, 2012, net	(1,232)	(616)	(12,323)	616	1,232

Part C – Corporate governance issues

11.	Report on the subject of directors having accounting and financial expertise

As of the date of the report, the Board of Directors has not changed its determination in respect of the minimum number of directors having accounting and financial expertise by comparison with what is stated in the Board Report as of December 31, 2011, which was attached to the Company's prospectus of May 31, 2012 (Document Number: 2012-01-141957).

12.	Disclosure on the subject of independent directors

The Company has not adopted a provision in its articles of association on the subject of the ratio of independent directors.

13.	Details in respect of the approval of the financial statements,

The Group's management prepares the financial statements and the external auditors audit the annual financial statements and review the quarterly financial statements.

The body in the Company that is responsible for the approval of the financial statements is the Board of Directors.

The company’s Audit Committee also serves as the Company’s Financial Statements Committee (hereinafter: "The Committee"), in accordance with the provisions of the Company’s Regulations (Provisions and conditions on the matter of the process of the approval of the financial statements), 5770 – 2010.

The Company's Audit Committee, which is the body that is responsible for the exercise of control from above (within the meaning of that term is Statement of Opinion 76 of the Institute of Certified Public Accountants) on the subject of the approval of the financial statements, is comprise of three members: Ms. Orly Yarkoni (an independent director), Mr. David Schlachet (an independent director) and Mr. Hanoch Rappaport (a director). All of the members of the Audit Committee have accounting and financial expertise and also have the ability to read and to understand the financial statements and prior to their appointment they provided a declaration to that effect. For details of the skills, the education, the experience and the knowledge of the members of the Audit Committee, in reliance on which the Company sees them as having accounting and financial expertise and as having the ability to read and to understand the financial statements, see Part D of the Company's annual report as of December 31, 2011 (additional details), which was published on February 23, 2012 (Document Number 2012-01-050445).

At least four days before meetings of the Committee and of the Board of Directors, all of the members of the Committee and of the Board of Directors receive a copy of the Group's financial statements, which have been prepared in accordance with the IFRS standards.

Inter alia, the Company's external auditor was invited to the meeting of the Committee, which was held on August 30, 2012, at which the Committee discussed and formulates its recommendations to the Board of Directors on the issue of the approval of the financial statements as of June 30, 2012. The following persons were present at the said meeting of the Committee: Ms. Orly Yarkoni and Mr. Hanoch Rappaport, as well as Mr. Jonathan Burgin – the Company's CEO, Mr. Or Dolev – the Financial Controller, Mr. Avraham Hampel – the Company Secretary, and CPA Stuart Fund and CPA Michal Mold from the Company’s external auditors, Somech Haikin (KPMG).

Within the framework of its meeting, the Committee discusses, inter alia: (1) the process of the Company’s preparations on the issue of the internal control processes that are required for the purpose of the examination of the effectiveness of the internal control over the financial reporting and over the disclosures, including the process of the identification and the determination of the significant processes in the financial statements, which is based on qualitative and quantitative mapping; (2) the assessments and the estimates that were made in connection with the financial statements; (3) the internal controls that are connected to the financial reporting; (4) the completeness and the fairness of the disclosure in the financial statements; (5) the accounting policies that have been adopted on issues that are significant to the Company; (6) evaluations, including the assumptions and the estimates on which they are based, on which the data in the financial statements rely. The Committee also considers various issues relating to the control and management of risks, both those that are reflected in the financial statements and also those that affect the reliability of the financial statements. This is done by way of the detailed presentation of the said issues by the Chief Financial Officer and the making of comments by the external auditors on the issues that are presented.

The Committee's recommendations were delivered to the Board of Directors, in writing, on August 30, 2012.

At the meeting of the Board of Directors, all of the members of the Board of Directors receive a review of the Group's financial results and the exploitation of its budget as well as a review of the changes in the financial reporting, in so far as there is any as a result of the recommendations of the Committee.

Within this framework the members of the Board of Directors have every opportunity to raise questions in respect of the financial reports and the audit/review process by the external auditors.

The Company’s external auditors, the Chief Executive Officer and/or the Financial Controller, as the case may be, relate to the questions. After a discussion and the answering of all of the questions of the members of the Board of Directors, the Chairman of the Board of Directors proposes that a vote be taken on the approval of the financial statements. After the approval of the financial statements by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer and the Financial Controller sign on the financial statements.

At a meeting of the Board of Directors, which was held on August 30, 2012, the Board of Directors discussed the recommendations of the Committee and it approved the Company's financial statements as of June 30, 2012. In the assessment of the Board of Directors, the Committee's recommendations were passed to the members of the Board of Directors a reasonable time before the said meeting of the Board of Directors and this is in the light of past experience and the level of complexity of the Company's Board of Directors.

The members of the Board of Directors who discussed the Group's financial statements as of June 30, 2012 are: Dr. Aharon Schwartz (Chairman of the Board of Directors), Professor Avraham Hochberg (Director), Mr. Reuven Krupik (Director) and Mr. Ofer Goldberg (Director).

14.	Internal auditor

No significant change occurred in the reporting period on the subject of the Internal Auditor by comparison with what is stated in the Board Report as of December 31, 2011, which was attached to the Company's prospectus of May 31, 2012 (Document Number: 2012-01-141957).

15.	Donations

As of the date of this report, no significant change occurred in the reporting period on the subject of the making of donations by comparison with what is stated in the Board Report as of December 31, 2011, which was attached to the Company's prospectus of May 31, 2012 (Document Number: 2012-01-141957).

Part D – Disclosure provisions in connection with the Corporation's financial reporting

16.	Events after the date of the statements of financial position that are mentioned in the interim financial statements

16.1
On June 1, 2012 Mr. Uri Danon ended his period of office as the CEO of the Company. On July 16, 2012 the Company's Board of Directors approved the updating of the terms governing the termination of Uri Danon's period of office, as follows: (1) the extension of the period of notice in advance to 180 days (instead of 90 days). During the extended period, Mr. Danon will be only entitled to his base salary; (2) the extension of the exercise period for the warrants that have been granted to Mr. Danon and its vesting at the time of his termination, for a total of 450,000 warrants, such that those warrants will be exercisable in a period of 24 months after the time of the end of the relationship, in other words, up to August 4, 2014 (instead of 12 months).

16.2
On July 23, 2012 the TASE gave BioCancell USA warning in respect of the non-compliance with the rules for the preservation of the registration and an extension for complying with the said rules until December 31, 2012 failing which the Company’s securities would be transferred to the preservation list.

16.3
On July 25, 2012 a general meeting of the Company's shareholders approved an investment agreement between the Company and CBI, as detailed in Section 6.4.5 above. Accordingly, on July 31, 2012 CBI invested an amount of $2,480,500 in consideration for the allocation of regular shares in the consolidated company at a price of NIS 0.87 per share in consideration for 10,731,720 shares. The consideration was transferred to Tikcro as repayment of the convertible loan that had been received from it in July 2008 and whose final repayment fell due at that time.

16.4
On July 30, 2012 CBI and the Provident Fund converted the convertible loans that has been received from them in July 2008 into shares, at a price of NIS 0.87 per share and in total 4,936,594 shares were allocated to them against the loans (principal and interest) in a cumulative amount of approximately $1.14 million.

16.5
On August 6, 2012, the Company's Audit Committee and Board of Directors approved the entering into a commitment by the subsidiary company (BioCancell Israel) under an agreement for a loan from CBI in an amount of up to NIS 2 million, at an annual interest rate of 1.8%. The exact amount of the loan will be determined by CBI in accordance with the Company’s needs. The loan was approved by the Audit Committee and Board of Directors in accordance with the provisions of section 1 (2) of the Companies Regulations (Reliefs in transactions with interested parties), 5760 – 2000 (hereinafter: "The Reliefs Regulations"), as a qualifying loan.

The principal and the interest will be repaid in one payment at the earlier of the following times: (A) the passage of six months from the time at which the subsidiary company receives the loan; (2) 2 business days from the time at which the consideration from a private issue or a public issue of securities in the Company is transferred to the Company, if and in so far as the Company makes an issue, as aforesaid.

The parties are entitled to agree to an extension of the period of the loan until July 30, 2013 in accordance with the terms. In August, the subsidiary company signed on the agreement and received the loan.

16.6
On August 14, 2012 the Company completed the procedure for the merger with BioCancell USA and became a public company, as defined in the Companies Law, certain of whose securities (including its shares4) are registered for trade on the TASE and which reports in accordance with the provisions of Part F of the Securities Law and which holds all of the securities of BioCancell USA, including all of the issued and paid up capital of BioCancell USA (which became a private company). See Section 2 above for further details.

16.7	On August 30, 2012 the director Aviv Boim announced his resignation from the Company's Board of Directors and those of its subsidiary companies and from all other positions that he held in the,

4
BioCancell Ltd. has registered the shares of BioCancell Ltd. for trade on the TASE, as well as two series of warrants (Series 1) and (Series 2), which were allocated in exchange for the shares and warrants (Series 3) and (Series 4) of BioCancell USA.

17.	Disclosure in respect of critical accounting estimates

When preparing the financial statements, management is required to exercise judgment and to make use of estimates, assessments and assumptions, which affect the implementation of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. The estimates and the assumptions on which they are based are reviewed routinely. The changes in the accounting estimates are reflected in the period in which the change is made in the estimate. The following are the main assumptions that have been made in the financial statements in connection with uncertainties as of the balance sheet date and the critical estimates that have been calculated by the Group and where a significant change in the estimated and the assumption could change the carrying values of assets and liabilities in the financial statements in future reporting periods:

17.1
Share-based payments – The fair value of the warrants that was determined at the time of the grant and amortized in the statement of income over the length of the vesting period has been measured in accordance with the Black & Scholes model for costing options. This model makes use of critical estimates, a change in which could have a significant impact on the Company's results.

17.2
Employee benefits – In accordance with the IFRS, post-employment employee benefits are presented in accordance with an actuarial evaluation, which is calculated by an external actuary, who is independent and has appropriate skills. The actuarial estimate is based on estimates, which may alter.

17.3
Convertible loans and warrants – In accordance with the IFRS, convertible loans and warrants are presented in accordance with their fair value, which is based on an evaluation by external independent appraisers who have appropriate skills. The fair value that has been set is based on estimates that may alter. Changes in the fair value are reflected in the statement of income and as a result they may affect the Company’s results.

In July 2008 the Company executed a private issue within the framework of which regular shares were allocated to three offerees, loans were received that are convertible into regular shares during a period of four years from the time of their receipt and non-marketable warrants were allocated, which can be converted into regular shares during a period of five years from the time of their allocation, for a consideration of $3.65 million.

The consideration from the issue has been allocated between the loans and the warrants in accordance with their fair value and the rest of the consideration has been allocated to shares that are classified as a capital component. In accordance with the provisions of IAS 39, it is not possible to recognize a loss from the transaction, since the evaluation also relies on indices that are not observable in a market, and accordingly the Company has made adjustments to the fair value in order for the fair value of the instruments that have been issued not to be higher than the consideration. The difference between the fair value in the evaluation and the consideration is recognized in accordance with the lifetime of the liability and not immediately.

The loans and the options derivative have been classified as financial liabilities, which are measured at fair value, and are presented under non-current liabilities in the balance sheet. Changes in the fair value in each period are reflected in the statement of income in accordance with the provisions of the IAS 39 standard. The shares that were issued under the agreements have been classified as equity in accordance with their par values.

The evaluation was performed by independent external appraisers who have recognized professional skills.

For the purpose of his evaluation, the appraiser used the binomial model, since that model enables the inputting of complex data in respect of exercise and conversion terms. Furthermore, the model enables the inputting of data that vary over time.

Details of the appraised items	The time of the valuation	The evaluation (1)	The impact on results (2)	The share price in NIS	Standard deviation	Discount rate
Convertible loans	June 30, 2012	13,345	4,111	0.8	46.56%	0.04%
Warrants	June 30, 2012	1,110	(848)	0.8	50.02%	0.227%
Convertible loans	June 30, 2011	10,087	(246)	1.853	94.24%	0.21%
Warrants	June 30, 2011	4,620	521	1.853	86.53%	0.48%
Convertible loans	December 31, 2011	9,234	(1,096)	1.097	56.08%	0.07%
Warrants	December 31, 2011	1,958	(2,141)	1.097	60.94%	0.12 -0.19%

(1)	The figures are in NIS thousands.

(2)	The impact on expenses (revenues) in NIS thousands.

The evaluation has been made by the company Eliyahu El-Al Ltd., which specializes, inter alia, in the valuation of companies, options for employees, financial instruments and derivative financial instruments.

The appraiser has no personal interest in the Company's shares, its shareholders or the related parties thereof. Furthermore, there is no dependence or connection to them, as defined in the Companies Law.

The Company's Board of Directors would like to thank the Company's employees and its management for their contribution to the Company's progress

Jonathan Burgin Chief Executive Officer	Aharon Schwartz Chairman of the Board of Directors

August 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCANCELL LTD.

Dated: October 2, 2012	By:	/s/ Avraham Hampel
Avraham Hampel
Company's Secretary